/C O R R E C T I O N -- Xinyuan Real Estate Co., Ltd./

In the news release, Xinyuan Real Estate Co., Ltd. Announces Additional US$60 Million for Share Repurchase, issued 16-Jul-2013 by Xinyuan Real Estate Co., Ltd. over PR Newswire, we are advised by the company that in the first paragraph, the first sentence, should read "Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II and III cities in China, today announced that through June 30, 2013 it had repurchased $9.4 million of its US$20 million share repurchase program originally announced on June 21, 2012." rather than " Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II and III cities in China, today announced that through June 30, 2013 it had repurchased $12.6 million of its US$20 million share repurchase program originally announced on June 21, 2012." as originally issued inadvertently. The complete, corrected release follows:

Xinyuan Real Estate Co., Ltd. Announces Additional US$60 Million for Share Repurchase

BEIJING, July 16, 2013 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II and III cities in China, today announced that through June 30, 2013 it had repurchased $9.4 million of its US$20 million share repurchase program originally announced on June 21, 2012. Effective July 12, 2013, the Board of Directors has approved an additional US$60 million share repurchase program through 2015. This will be funded from available working capital.

Mr. Yong Zhang, Xinyuan's Chairman and Chief Executive Officer, stated, "Our first quarter 2013 results have once again demonstrated our ability to achieve and surpass corporate objectives and financial targets. Xinyuan's diverse development projects, solid balance sheet, and China's healthy housing market all bode well for our growth and profitability this year. Our strong cash position and optimistic outlook in our business performance allow us to expand our share repurchase program. We expect to carry out the remainder of our $20 million share repurchase program in the near future and will continue to capitalize on our discounted valuation to buy back shares at attractive price levels with our newly approved $60 million repurchase program."

The share repurchases under this program will be made through the open market, with the timing of purchases and the amount of stock purchased determined at the discretion of the Company's management.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan primarily focuses on China's Tier II and Tier III cities. Xinyuan's U.S. development arm, XIN Development Group International, Inc. is a pioneer among Chinese real estate residential developers, entering the U.S. market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

Certain statements in this press release constitute "forward-looking statements". These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, Xinyuan's ability to continue to implement its business model successfully; Xinyuan's ability to secure adequate financing for its project development; Xinyuan's ability to successfully sell or complete property projects under construction and planning; Xinyuan's ability to enter into new geographic markets and expand its operations; the marketing and sales ability of third-party sales agents; the performance of third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in China and, to the extent the Company expands operations into other countries, such as the U.S., the laws, regulations and policies of such countries; Xinyuan's ability to obtain permits and licenses to carry on its business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in China, particularly Tier II and Tier III cities, and in targeted areas in the U.S.; fluctuations in general economic and business conditions in China, and, to the extent the Company expands operation into other countries, such as the U.S., the general economic and business conditions in such countries; and other risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, the Company undertakes no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made. For more information, please contact:

In China:

Mr. Tom Gurnee
Chief Financial Officer
Tel: +86 (10) 8588-9390
Email: tom.gurnee@xyre.com

Ms. Helen Zhang
Financial Controller
Tel: +86 (10) 8588-9255
Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472
In China: +86 (10) 6583 7511
Email: William.zima@icrinc.com